Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Appoints Eran Perry to its Board of Directors

HOLON, ISRAEL – July 2, 2019 – Compugen Ltd. (NASDAQ: CGEN), a clinical-stage cancer immunotherapy company and leader in predictive target discovery, today announced the appointment of Mr. Eran Perry to its board of directors, effective July 1, 2019. In addition, the Company announced that Yair Aharonowitz, Ph.D. and Arie Ovadia, Ph.D. will retire from its board of directors and will not be brought for re-election at the next annual general meeting.

“Eran is an accomplished business leader with over 20 years of experience in the healthcare industry as well as general management, strategy and finance. I am confident that his diverse experience will add depth to our board and greatly contribute to the support and guidance we provide the management team,” said Paul Sekhri, Chairman of the Board. “I would also like to personally thank Yair and Arie, who will end their tenure as directors in the coming months, for their contributions to Compugen during their many years as board members.”

“I am impressed by the progress Compugen has made in recent years, developing cutting edge computational discovery capabilities leading to a differentiated immuno-oncology pipeline,” said Eran Perry. “I am delighted to join the Company’s board and look forward to working with Paul, the other board members and the executive management team in achieving the Company’s long-term strategic objectives and enhancing shareholder value.”

Eran Perry brings to Compugen over 20 years of diverse experience across various segments of the healthcare industry as an entrepreneur and venture capital investor as well as in general management and strategy. In 2018, Mr. Perry co-founded MII Fund & Labs, a dermatology-focused venture capital fund where he also serves as Managing Director and Chairman of the Investment Committee. Since 2017, Mr. Perry has been a co-founder and active board member of ICD Pharma, a developer of cannabis-based pharmaceuticals. Mr. Perry is also the co-founder and board member of several pharmaceutical companies including Musli Thyropeutics, Seanergy Dermatology, and Follicle Pharma. From 2006 to 2016, he served as Managing Director and Partner of Israel Healthcare Ventures (IHCV), and represented IHCV in numerous portfolio companies. Prior to IHCV, Mr. Perry was a consultant in McKinsey & Company, serving clients worldwide in the pharmaceutical industry, among others. Prior to that, he was a member of the Global Marketing group at Novartis Oncology.  Before moving to the private sector, Mr. Perry served in the Israeli Ministry of Justice. Mr. Perry holds an MBA from Columbia University, and an LL.B. in Law and a B.Sc. in Mathematics and Computer Science, both from Tel Aviv University.

About Compugen
Compugen is a clinical-stage, therapeutic discovery and development company utilizing its broadly applicable computational discovery platforms to identify novel drug targets and develop first-in-class therapeutics in the field of cancer immunotherapy. The Company’s therapeutic pipeline consists of immuno-oncology programs against novel drug targets it has discovered computationally, including T cell immune checkpoints and other early-stage immuno-oncology programs focused largely on myeloid targets. Compugen’s business model is to enter into collaborations for its novel targets and related drug product candidates at various stages of research and development. The Company is headquartered in Israel with facilities in South San Francisco, CA. Compugen’s ordinary shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN. For additional information, please visit Compugen's corporate website at www.cgen.com.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and describe opinions about possible future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model. Moreover, the development and commercialization of therapeutic candidates involve many inherent risks, including failure to progress to clinical trials or, if they progress to or enter clinical trials, failure to advance through clinical development or receive regulatory approval. These and other factors, including the ability to finance the Company, are more fully discussed in the "Risk Factors" section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Elana Holzman
Director, Investor Relations and Corporate Communications
Compugen Ltd.
Email: elanah@cgen.com
Tel: +972 (3) 765-8124

Investor Relations contact:
Bob Yedid
LifeSci Advisors, LLC
 Email: bob@lifesciadvisors.com
Tel: +1 (646) 597-6989